

January 13, 2014

<u>Via E-mail</u>
Michael Pearse
Treasurer and Chief Financial Officer
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

  Re: Riviera Holdings Corporation
    Form 10-K for fiscal year ended December 31, 2012
    Filed April 1, 2013
    File No. 0-21430

Dear Mr. Pearse:

  We have reviewed your response dated December 23, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for fiscal year ended December 31, 2012</u>

<u>General</u>

1. Please separately provide as correspondence representations directly from senior management, not external counsel on your behalf, as requested elsewhere in our letter.

<u>Critical Accounting Policies and Estimates, page 35</u>

<u>Goodwill, Intangibles and Other Long-lived Assets, page 36</u>

2. We note your response to prior comment 1 and your proposed disclosure. Please expand your disclosure to indicate consistent with your response, your separate long-lived assets do not have identifiable cash flows independent of the cash flows of other assets and liabilities and cannot be identified with a specific asset group that has identifiable cash

flows. In addition, highlight the percentage cushion to which the estimated fair value of your long-lived property and equipment exceed the total carrying value of such assets.

Riviera Holdings Corporation

Consolidated Statements of Cash Flows, page F-6

3.   We note your response to prior comment 2. Please note that your presentation of a single line item Decrease (Increase) in cash from discontinued operations outside of the three categories of cash flows is not permitted by ASC Topic 230-10-45-24. Please amend to present your cash flows from discontinued operations within the applicable cash flow category and eliminate this reconciling item from the face of your statements of cash flows. To the extent you continue to separately disclose cash and cash equivalents as of period end related to your discontinued operations, you may provide such information parenthetically and discuss such amount within the Liquidity and Capital Resources section of your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief